UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 9, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ligand Pharmaceuticals, Inc.

File No. 1-33093 - CF# 27565

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      Ligand Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 8, 2011.

      Based on representations by **Ligand Pharmaceuticals, Inc.** that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

                Exhibit 10.1   through November 8, 2014
                Exhibit 10.6   through November 8, 2014
                Exhibit 10.7   through October 13, 2013

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                Jennifer Riegel
                Special Counsel